FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

DAVITA INC.

Moderator: Claire Wuest

May 21, 2012

8:30 a.m. MT

Operator:	Good morning, my name is (Kayla) and I’ll be your conference operator today. At this time I would like to welcome everyone to the DaVita business call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question, simply press star then the number one on your telephone keypad. To withdraw, press the pound sign. Thank you. Mr. Myers, you may begin your conference.

Bill Myers:	Great, thank you so much (Kayla). And welcome everyone to our conference all to discuss the announced merger of DaVita and Healthcare Partners. We appreciate your continued interest in our company. I am Bill Myers, Vice President of Media Relations.

And with me today are Kent Thiry, chairman and CEO of DaVita and Dr. Robert Margolis, chairman and CEO of Healthcare Partners. We are here to outline today’s announced merger of DaVita and Healthcare Partners into a single entity that will be known as DaVita Healthcare Partners.

You should also have our press release and presentation further outlining the merger. Please go to our website to access them both, if you have not received them. And I will now turn the call over to Kent Thiry, DaVita’s Chief Executive Officer.

Kent Thiry:	OK, thanks Bill and thanks whoever’s out there for your interest. I’ll just yap here for three, four minutes and turn it over to Dr. Margolis and you guys can fire away with any questions.

Number one, just want to say, I met Bob 15 years ago and have watched with great respect everything that he and his team have built, a tremendous entity in terms of adding value to patients lives and physicians lives and therefore, the system. And, in fact, tried to put the company I was with together with his 15 years ago, but he turned me down.

Then, second, we share on a very deep basis, and aspiration, not only to satisfy our shareholders year by year, but to be apart of transforming healthcare in American. And, we have no illusions about how hard that is or how long that takes, but we share that great, deep aspiration.

And then, third and finally, when people ask, so why does it make sense to put the two together, to sharing a dream about making a difference, while satisfying share holders along the way, seems like sort of tenuous basis for putting together two big organizations and actually we don’t think so.

That, our shared strengths are pretty substantial, A, in working with doctors, B, in working with pairs, C, in clinical innovation. These are really tangible strengths that have about 50 different operating manifestations and permutations that we’ll be sharing with each other. On a very fluid and easy basis, given the fact that we also share some of those core values and dreams.

And so, we think, they’re going to make us stronger, particular in the area of proving to the government that there should be integrated dialysis care for every dialysis patient in America, and actually I’ll just cut off there without yapping anymore, and turn it over to Bob.

Robert Margolis:	Good morning, this is Bob Margolis, and I’m happy to chat with you. For those of you who may have been on the investor call, you may hear some of this over again. But, number one Kent and I have known each other for a long time. We’re very excited about our two individual organizations and we’re equally excited about the ability to step it up, in our case, to the next level.

We’ve been very successful as many of may know, in Florida, Las Vegas area, and Southern California. It’s a big country, it’s a crazy patchwork of un-fragmented, fragmented uncoordinated care across the country. Health policies clearly moving towards payment reform that rewards better care, better coordination, better outcome.

You may be familiar with things like medical homes, with advanced medical homes, with medical neighborhoods, with accountable care organizations, and certainly, with fully integrated population based care, which we’ve been doing now, for decades.

While I can always improve, we’ve been perfecting it along the way so that we have high quality results at a much lower utilization of (expensive end) services, such as hospitalizations and nursing homes, and the like.

And then there’s just an amazing unmet need, as you all know, and the state governments that are having serious financial troubles. The government, federally, is broke, as well all know. And so, they’re all looking for these kinds of solutions, as are the payers, the employers that have to cover their employees.

So, this model, we think, has got legs, we think it’s expandable over time. We think that the resources of this new large, combined company that will be by far, the largest delivery space company in the country. It has got great potential and I’ll stop there and we can get into your kinds of questions.

Kent Thiry:	Kayla, so we’re ready for questions.

Operator:	Thank you. At this time I would like to remind everyone, in order to ask a question, simply press star, then the number one on your telephone key pad. Again, that’s star one to ask an audio question, we will pause for just a moment to compile the Q&A roster.

Your first question is from Michael Booth (inaudible).

Michael Booth:	Hi, thanks. I was wondering if either one of you could talk about—DaVita has talked about putting doctors in its clinical spaces at some point, and has already started some pilots with that, and I’m wondering if this gets you further down that road?

Kent Thiry:	Hi, Michael, it’s good to hear your voice. The - it is the case that DaVita has a small, exciting venture, where we’re putting physicians either on employer sites, or very close.

And have very tight defined relationships with that employer or a number of local employers and we’re very excited about it, bringing a whole new value proposition to employers in terms of savings, and their employees in terms of dramatically improved access and much more holistic preventative care.

And it is the case that, with the capabilities of Healthcare Partners, we’ll be able to better market that. And, at the same time, with us focusing on that different distribution channel of working directly with employers, whereas Healthcare Partners has historically been focused primarily on working with conventional health insurance payers and the government, that there could be some real good flow of ideas in both directions.

Nothing that anybody should take to the bank anytime soon, but there’ll be a real good exchange of ideas and capability.

Kent Thiry:	(Kayla), next question.

Operator:	Again, to ask to a question, please press star then the number one on your telephone keypad. There are no questions at this time.

Kent Thiry:	We know there’s something like, 10 or 12 people out there, so we’ll give you another 30 seconds in case you want to break the ice.

Operator:	Your next question is from line of Mark Neuman.

Mark Neuman:	Yes, good morning. Good morning, how are you?

Kent Thiry:	I’m fine Mark, its good to hear your voice.

Mark Neuman:	Dr. Margolis, I wanted you to talk a little bit about what your company knows about dialysis care kind of experience and what you think your company could bring to DaVita, in terms of improving outcome.

Robert Margolis:	It would be presumptuous of me to believe that, though, we’ve been doing dialysis care, and you may have heard in a previous call, we have about 1100 dialysis patients at current—in our current population and we think we do it really well.

I think there may be on that (score) more opportunity for us to really combine our best practices with the deep dive intense practices that DaVita’s been perfecting. I think where we may add to the DaVita side, is in our ability to relate to physicians on a physician basis.

You know, nephrologists are generally, relatively independent. And, in small clusters, our history is that we find there’s great opportunity for physicians to work together and integrated care teams. And that may, over time, become something that’s attractive to nephrologists that work with DaVita and great renal care.

In our view, there are other disease segments that we may go deep on as far as opportunities to use our combine physician networks at DaVita, to concentrate on best quality care for other segments beside kidney disease. So, I think there are big opportunities out there, I don’t think any of us are sanguine or not sanguine enough about the fact that it’s going to be a hard challenge.

But we’ve been doing it for decades. Kent and his team have been doing it for decades. And, we think again, it will be the dynamo, if there is one, if the delivery space to help organize this seriously fragmented healthcare world out there.

Kent Thiry:	Hey, Mark, I’ve got to just add on to something that you asked about and Bob commented on. It’d be hard to understate our excitement about working with Healthcare Partners on their 1100 dialysis patients who are all in an integrated care system.

But in general and as you know, we’re doing our - we’ve been - we’re six years into our (inaudible) project of doing integrated care of, for us (inaudible) population and geography. So the amount of incremental evidence that we’re going to be able to take to CMS that shows that (inaudible) care should be offered to every dialysis patient in America, and the sooner, the better – the amount of evidence that we can take to them, that supports that basic and important premise, is going to increase dramatically and the entire kidney care community will benefit.

Mark Neuman:	Sounds good.

Operator:	Your next question is a follow-up from Michael Booth.

Michael Booth:	Well, since nobody else was jumping in, I thought I’d take a little more time. Kent, you had talked in the past about taking on more role, like and ACO, your talking today about the - working more - using directly - (inaudible) more directly with employers, which your new partner has not done as much as you have.

I was talking to another healthcare expert to whom mentioned that, when you do—when companies do this, that take on the role of an ACO or they take on a new role that, their basically becoming an insurance company. When you take on that much risk, you are an insurer. Do you buy that argument?

Kent Thiry:	Well it’s always - the technical definition of who’s an insurer and who’s not, we don’t pay much attention to that. But, certainly when you take on risks, you become a risk-bearing enemy, no matter what legal form you fall under, and we’ve been doing that with the government for six years already for dialysis patients, very successfully improved outcomes, lower costs to the taxpayer, and happier physicians.

Bob and his team have been doing it for 30 years across all sorts of patient population. So, risk is fine, if you have the right analytics and the right discipline and the ability to follow through on your operations. Risk is not fine if you can’t do those three things.

And so, we’ve just got to make sure we keep our nose to the grindstone and take care of those three things.

Robert Margolis:	Let me just add something that may not be as apparent. We’ve had decades of great relationships with health plans. Health plans have important, and one of which is to take insurance risk. But, in this new economy, which is how are we going to get healthcare costs under control.

There are a variety of experiments and you mentioned the accountable care organizations. The Medicare accountable care, not the commercial but the Medicare is really the government at this point saying, we’d like to go directly to good integrated healthcare delivery systems, as opposed to going through intermediary health plans. That is a significant and often unnoticed event that’s going on at the federal policy level.

At some point, and if you take over a certain amount of insurance risk, you may fall under state rules about having reserves and insurance license. But, at this point, that’s not the issue with the federal government.

Kent Thiry:	Thanks, Michael.

Operator:	At this time, there are no further questions.

Robert Margolis:	Alrighty, let’s give them another 30 seconds just to be sure.

Kent Thiry:	Yes, we’ll give 30 more seconds and please dial in if you have a question.

Operator:	Again, please press star then the number one to ask an audio question. There are no questions.

Kent Thiry:	OK, well thanks to everyone for your interest in our new enterprise, particularly you quiet ones out there in the background, and we’ll look forward to talking to you more downstream, and we’ll see if we can do some things worthy of your reporting. Have a good day.

Operator:	Thank you. To close today’s conference call, you may now disconnect.

END

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the Merger; DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.